UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 1999


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

         Form 20-F         |X|      Form 40-F        |_|

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      |_|      No       |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                           MILLENIUM SEACARRIERS, INC.
        REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1999

                                                    INDEX

PART I                                                                                                  PAGE
                                                                                                        ----

Item 1.  Financial Information.............................................................................1
                           Consolidated Balance Sheets as of March 31,  1999
                                    and December 31, 1999..................................................1
                           Consolidated Statement of Operation
                                    for the three months ended March 31, 1999..............................2
                           Consolidated Statement of Cash Flows
                                    for the three months ended March 31, 1999..............................3
                           Consolidated Statements of Shareholders Equity for
                                    the three months ended March 31, 1999 and
                                    for the period from March 10, 1998 to
                                    December 31, 1998......................................................4
                           Notes to Consolidated Financial Statements......................................5

Item 2.           Management's Discussion and Analysis of Financial
                                    Condition and Results of Operations...................................12

PART II           Other Information.......................................................................19

Item 1.  Legal Proceedings................................................................................19
Item 2.  Changes in Securities............................................................................19
Item 3.  Defaults Upon Senior Securities..................................................................19
Item 4.  Submission of Matters to a Vote of Security Holders..............................................19
Item 5.  Other Information................................................................................19
Item 6.  Exhibits and Reports of Form 6-K.................................................................19
Signature.................................................................................................20

                                                   PART I

ITEM 1.  FINANCIAL INFORMATION

                                MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                      CONSOLIDATED BALANCE SHEETS AS OF
                                    MARCH 31, 1999 AND DECEMBER 31, 1998

                                         (EXPRESSED IN U.S. DOLLARS)

                                                                    MARCH 31, 1999            DECEMBER 31, 1998
                                                                      UNAUDITED
                                                                      UNAUDITED
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         $        1,611,544        $           5,736,645
Restricted cash  (Note 2)                                                 27,942,667                   31,524,890
                                                                  ==================        =====================

                                                                          29,554,211                   37,261,535
Receivable - voyages                                                         608,914                      311,574
                     claims and other  (Note 3)                              252,667                      242,552
Inventories and prepaid expenses  (Note 4)                                   780,827                      443,252
Advances for purchase of vessels  (Note 11)                                  365,000                            0
                                                                  ------------------        ---------------------
          TOTAL CURRENT ASSETS                                            31,561,619                   38,258,913
                                                                  ------------------        ---------------------

Intangible assets                                                          2,949,354                    3,065,775
Deferred charges, net of accumulated amortization                          5,274,050                    5,555,303
FIXED ASSETS
Vessels at cost  (Note 5)                                                 87,751,982                   84,493,670
Less: accumulated depreciation                                           (3,021,105)                  (1,774,349)
                                                                  ------------------        ---------------------
           NET BOOK VALUE                                                 84,730,877                   82,719,321
Other, net of accumulated depreciation                                        86,617                       25,536
                                                                  ------------------        ---------------------
          TOTAL FIXED ASSETS                                              84,817,494                   82,744,857

                                                                  ------------------        ---------------------
TOTAL ASSETS                                                      $      124,602,517        $         129,624,848
                                                                  ==================        =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Working Capital Facility                                          $          250,000        $                   0
Trade accounts payable                                                     4,334,526                    5,465,844
Sundry liabilities and accruals  (Note 6)                                  5,479,727                    7,368,365
Charter revenue received in advance                                          614,728                      613,031
                                                                  ------------------        ---------------------
          TOTAL CURRENT LIABILITIES                                       10,678,981                   13,447,240
Senior Notes  (Note 7)                                                    95,717,100                   95,604,477
                                                                  ------------------        ---------------------
          TOTAL LIABILITIES                                              106,396,081                  109,051,717
                                                                  ------------------        ---------------------

Commitments and contingencies  (Notes 7, 10 and 11)

SHAREHOLDERS' EQUITY
Common stock and paid in capital  (Note 7)                                22,900,000                   22,900,000
Warrants  (Note 7)                                                         1,200,000                    1,200,000
Accumulated deficit                                                      (5,893,564)                  (3,526,869)
                                                                  ------------------        ---------------------
          TOTAL SHAREHOLDERS' EQUITY                                      18,206,436                   20,573,131

                                                                  ------------------        ---------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $      124,602,517        $         129,624,848
                                                                  ==================        =====================


    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)


                                                                 MARCH 31, 1999
                                                                    UNAUDITED

REVENUE

Freight and hire from voyages                                       $ 7,517,530
Voyage expenses                                                        (302,618)
Commissions                                                            (336,845)
                                                                    -----------
          NET REVENUE                                                 6,878,067
                                                                    -----------

EXPENSES

Vessel operating expenses                                             4,157,067
Management fees  (Note 8)                                               672,542
General and administrative  (Note 8)                                    160,922
Depreciation and amortization                                         1,811,630
                                                                    -----------
                                                                      6,802,161

                                                                    -----------
          OPERATING INCOME                                               75,906
                                                                    -----------

OTHER INCOME / (EXPENSE)
Interest expense  (Note 7)                                           (2,813,830)
Other income, net                                                       371,229
                                                                    -----------
                                                                     (2,442,601)

                                                                    -----------
NET LOSS                                                            $(2,366,695)
                                                                    ===========

LOSS PER SHARE, BASIC AND DILUTED                                   $     (0.25)
                                                                    ===========



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)


                                                                    MARCH 31,
                                                                      1999
CASH FLOWS FROM OPERATING ACTIVITIES                                UNAUDITED

Net loss                                                            $(2,366,695)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED
IN)/PROVIDED BY OPERATING ACTIVITIES

Depreciation and amortization                                         1,811,630

Changes in operating assets and liabilities
Receivables                                                            (307,455)
Inventories and prepaid expenses                                       (337,575)
Trade accounts payable                                               (1,131,318)
Sundry liabilities and accruals                                      (1,888,638)
Charter revenue received in advance                                       1,697
                                                                    -----------
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES                  (4,218,354)
                                                                    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired                                            0
Advances for purchase of vessels                                       (365,000)
Purchase of vessels                                                  (3,075,000)
Additions to vessels                                                   (183,312)
Purchase of other fixed assets                                          (65,680)
Deferred dry-docking and special survey                                 (49,978)
                                                                    -----------
NET CASH USED IN INVESTING ACTIVITIES                                (3,738,970)
                                                                    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Shareholders' contributions                                                   0
Proceeds from long term debt                                                  0
Proceeds from working capital facility                                  250,000
Escrow account and restricted cash                                    3,582,223
Warrants                                                                      0
Principal payments on Existing Vessel debt                                    0
Deferred financing costs                                                      0
                                                                    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             3,832,223
                                                                    -----------

INCREASE (DECREASE) IN  CASH AND CASH EQUIVALENTS                    (4,125,101)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      5,736,645
                                                                    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $ 1,611,544
                                                                    ===========

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid                                                       $ 5,639,958
                                                                    ===========

    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
       FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999 AND FOR THE PERIOD
                    FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)




                                         COMMON
                                        STOCK AND
                                         PAID-IN                          ACCUMULATED
                                         CAPITAL          WARRANTS          DEFICIT              TOTAL


ISSUANCE OF STOCK:

Incorporation March 10, 1998                       2               -                   -                  2

Acquisition of Existing Vessel
Owning Companies, July 24,                 3,999,998               -                   -          3,999,998
1998
                                     ---------------    ------------    ----------------    ---------------

BALANCE JULY 24, 1998                      4,000,000               -                   -          4,000,000

Contributions                             18,900,000               -                   -         18,900,000

Warrants                                           -       1,200,000                   -          1,200,000

Net loss                                           -               -         (3,526,869)        (3,526,869)

                                     ---------------    ------------    ----------------    ---------------
BALANCE DECEMBER 31, 1998                 22,900,000       1,200,000         (3,526,869)         20,573,131

Net Loss (unaudited)                                                         (2,366,695)        (2,366,695)

                                     ---------------    ------------    ----------------    ---------------
BALANCE MARCH 31, 1999
(UNAUDITED)                               22,900,000       1,200,000         (5,893,564)         18,206,436
                                     ===============    ============    ================    ===============




    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc., ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium's subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of March 31, 1999, the Company's fleet consists of 17 vessels, which operate worldwide carrying cargoes for many of the world's leading charterers.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium will conduct its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All inter-company balances and transactions have been eliminated upon consolidation. The financial statements presented herein cover the period from January 1, 1999 through to March 31, 1999.

The unaudited interim financial results of the Company's operations for the period ended March 31, 1999, presented herein are not necessarily indicative of the results expected for the full year.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACQUISITIONS AND DISPOSALS

The operating results of vessels acquired or disposed of during the period are included in the accompanying consolidated financial statements from the date of their acquisition until the date of their disposal as applicable.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VESSELS

Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, major repairs and improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels.

DEPRECIATION

Depreciation is calculated on a straight-line basis by reference to the vessels' cost, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is assumed to be 30 years from the vessel's original construction.

REVENUE AND EXPENSE RECOGNITION

Revenue and expenses resulting from each voyage or time charter are accounted for on the accrual basis and are recognized in the income statement on the percentage of completed voyage basis. Chartered revenue received in advance is recorded as a liability until charter services are rendered.

Operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance premiums, stores and lubricants, and miscellaneous expenses, including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls and agency fees.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement or translation are included in operating expenses in the accompanying consolidated statement of operations.

REPAIRS, MAINTENANCE AND DEFERRED CHARGES

Expenditures for vessel repair and maintenance are charged against income in the period incurred. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $161,195. Deferred charges also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These costs are amortized over the life of the Notes (as defined) (7 years). Amortization of the quater

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

amounted to $399,080 and is included in amortization in the accompanying consolidated statement of operations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

Concerns goodwill representing the excess of cost over book value of assets acquired from the companies that owned the five original vessels. Goodwill is amortized on a straight - line basis over the life of the Notes (7 years).

P&I BACK CALLS

The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of the plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs ("back calls"). Obligations for back calls are accrued annually.

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes proceeds from the issuance of the Notes, which have been placed in a restricted Escrow account.

INVENTORIES

Inventories consist of lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out method.

BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE

Basic and diluted earnings per ordinary share have been computed by dividing net income (loss) by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company.

FINANCIAL INSTRUMENTS

The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The fair value of the Notes as of March 31, 1999 was $74.6 million and was based on quoted market prices.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEWLY ISSUED PRONOUNCEMENTS

Statement of Financial Accounting Standards 130, Reporting Comprehensive Income, has been issued and is effective for fiscal years beginning after December 15, 1997. The standard requires that comprehensive income and its components, as defined, be reported in an income statement. The Company has no components of comprehensive income, and, as a result comprehensive income is equal to net income in the first quarter of 1999.

Statement of Financial Accounting Standards 131, Disclosures about Segments of Enterprise and Related Information has been issued and is effective for fiscal periods beginning after December 15, 1997. This statement specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. Accordingly, management believes that the adoption of this standard is not applicable because it only has one operating segment, its dry bulk fleet, which as of March 31, 1999 consists of 17 vessels that are time chartered to unrelated third parties.

Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and is effective for all fiscal quarters and fiscal years beginning after June 15, 1999. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company did not use any derivative instruments in the period ended March 31, 1999. Accordingly, management believes the adoption of this standard does not have a material effect in its financial statements.

3.  RECEIVABLE

Claims and other receivable principally represent claims arising from hull and machinery damages, or other insured risks, which have been submitted to insurance underwriters and insurance adjusters or are currently being compiled. All amounts are shown net of applicable deductibles. Included in other receivable are advances to agents in respect of vessels' disbursements at the various port of calls.

4.  INVENTORIES AND PREPAID EXPENSES


Lubricants                                     $   344,164
Stores and spares                                  376,386
Prepaid expenses                                    60,277
                                    ----------------------
                                               $   780,827
                                    ======================

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

5.   VESSELS AND VESSEL OWNING SUBSIDIARIES

On March 12, 1999, the Company acquired the 17th vessel, the Millenium Raptor at a cost of $3,075,000 (notes 7 and 11). As of March 31, 1999 the Company's fleet comprised the following dry bulk carriers:


     VESSEL OWNING SUBSIDIARY      VESSEL'S NAME             YEAR     DWT   ACQUISITION ADDITIONS     COST
     ------------------------      -------------             ----     ---   ---------------------     ----
                                                              BUILT             COST
                                                              -----             ----

1.   Conifer Shipping Co. Ltd.     M/V Clipper Atlantic       1975    7,923    1,625,000     26,720  1,651,720
2.   Topscale Company Ltd.         M/V Clipper Pacific        1976    7,923    1,675,000     26,720  1,701,720
3.   Rapid Ocean Carriers, Inc.    M/V Clipper Harmony        1978   16,711    5,175,000     26,720  5,201,720
4.   Ivy Navigation Ltd.           M/V Clipper Golden Hind    1978   16,560    4,375,000     26,720  4,401,720
5.   Oakmont Shipping & Trading    M/V Monica Marissa         1973   55,057    3,625,000     26,720  3,651,720
     Ltd.
6.   Millenium Amethyst Inc.       M/V Millenium Amethyst     1978   23,169    3,000,000    110,335  3,110,335
7.   Millenium Yama Inc.           M/V Millenium Yama         1979   23,540    3,500,000    120,866  3,620,866
8.   Millenium Majestic Inc.       M/V Millenium Majestic     1979   17,152    3,000,000     74,134  3,074,134
9.   Millenium Elmar Inc.          M/V Millenium Elmar        1987   52,640    8,125,000    159,253  8,284,253
10.  Millenium Aleksander Inc.     M/V Millenium Aleksander   1988   52,670    8,687,500    225,846  8,913,346
11.  Millenium IV Inc.             M/V Millenium Condor       1981   27,036    5,500,000    121,941  5,621,941
12.  Millenium VI Inc.             M/V Millenium Osprey       1984   28,786    7,000,000    149,984  7,149,984
13.  Millenium III Inc             M/V Millenium Leader       1984   37,489    8,250,000    122,653  8,372,653
14.  Millenium V Inc.              M/V Millenium Falcon       1981   27,048    5,500,000    159,398  5,659,398
15.  Millenium VII Inc.            M/V Millenium Eagle        1983   28,788    6,750,000    169,672  6,919,672
16.  Millenium II Inc.             M/V Millenium Hawk         1984   28,791    7,000,000    158,488  7,158,488
17.  Millenium Maritime Inc.       M/V Millenium Raptor       1982   30,670    3,075,000    183,312  3,258,312
                                                                            ==================================
                                          TOTAL VESSELS COST                  85,862,500  1,889,482 87,751,982
                                                                            ==================================

6.  SUNDRY LIABILITIES AND ACCRUALS


Payroll                                                    1,031,981
Accrued interest                                           2,466,406
Accrued expenses                                           1,981,340
                                          --------------------------
                                                           5,479,727
                                          ==========================

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

7.  LONG TERM DEBT

Long term debt is as follows:


                                                             December 31,
                                                             ------------
                                                                 1998
                                                                 ----

     First Priority Ship Mortgage Notes (the
     "Notes") due 2005 issued on July 24, 1998.
     Interest on the Notes is payable
     semi-annually on January 15 and July 15 of
     each year, commencing January 15, 1999, at a
     rate of 12% per annum. The Notes will mature
     on July 15, 2005 and will be redeemable, in
     whole or part, at the option of the Company
     at any time on or after July 15, 2003.                 $100,000,000

     Less : Unamortized portion of bond discount             (4,282,900)

                                                         ----------------------
     Notes                                               $   95,717,100
                                                         ======================

The gross bond discount and warrants of $4,607,000 is amortized over the life of the Notes (7 years).

These Notes were issued on July 24, 1998, when Millenium successfully completed a private placement offering of $100,000,000 principal amount at maturity of its 12% First Priority Ship Mortgage Notes Due 2005 (the "Notes") and warrants of $1,200,000 (the "Warrants"). The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors," together with Millenium, the "Company"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The remainder of the net proceeds from the offering are held in an escrow account, and the Company intends to use these proceeds to purchase additional vessels (see Note 11). The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the Notes Indenture), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions, with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at March 31, 1999.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                           (EXPRESSED IN U.S. DOLLARS)

EQUITY CONTRIBUTIONS

As of March 31, 1999, MMI was the sole shareholder and registered owner of Millenium's 9,500,000 issued and outstanding $.01 par value common stock (10,000,000 shares authorized).

WORKING CAPITAL FACILITY

The Company currently has a $7.0 million one year working capital revolving line of credit with The Bank of New York, which matures on July 20, 1999. Borrowings under the facility bear interest at LIBOR+1.5%, and are collateralized by the Company's vessels and subject to various covenants. The Facility is subject to a 0.375% commitment fee on the unused portion. As of March 31, 1999 the amount outstanding under this facility is $250,000. It is management's intention to renew the above facility when due.

8.  RELATED PARTY TRANSACTIONS

MANAGEMENT FEES

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry- dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses.

EQUITY

MMI, which owns 100% of the outstanding common stock of the Company, has contributed a total of $24.0 million in equity consisting of $7.1 million in cash and $16.9 million in contributed vessel equity.

GENERAL AND ADMINISTRATIVE EXPENSES

These expenses include legal and professional fees of $9,876, advisory fees of $75,000 paid to Millenium Advisors, L.L.C., and charges relating to marketing and new vessel inspections of $76,046.

9.  TAXES

The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon their activities. The Vessel Owning Subsidiaries are incorporated in the Bahamas, Cayman Islands, Cyprus, Liberia or Panama and under the laws of these countries the Vessel Owning Subsidiaries are subject to registration and tonnage taxes, which have been included in "operating expenses" in the accompanying, consolidated statements of income.

10.  CONTINGENCIES

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subjects, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Company's results of operations, financial position and cash flows.

11.  SUBSEQUENT EVENTS

Subsequent to the period-end, the following events occurred:

PURCHASE OF ADDITIONAL VESSELS

In April 1999, the Company completed the acquisition of its 18th vessel, the Millenium Trader (ex East Trader), at a purchase price of $5,270,000, which was paid out of Escrow proceeds.

The Company has committed to purchase three additional vessels for a fair market value of $15,270,000 and has made a down payment equal to 10% of the price.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize drybulk carriers. As of March 31, 1999, the Company's fleet consisted of 17 vessels totalling 482,320 deadweight-tons. As of May 14, 1999, the Company's fleet consists of 18 vessels totalling 508,856 deadweight-tons, and the Company has commitments to purchase an additional three vessels.

         The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded to 17 vessels as of March 31, 1999, all of which were acquired from the net proceeds of a Units offering of $100 million principal amount at maturity. The Company also received an equity contribution of $24 million from MMI, the holder of 100% of the outstanding common stock of the Company.



                                                                                   Vessel           Purchase
                                                      Delivery Date to          Registration          Price
         Vessel           Acquisition Date               Charterer              Jurisdiction
--------------------------------------------------------------------------- -------------------------------------

Millenium Amethyst        July 31, 1998          July 31, 1998              Bahamas                   $3,000,000
Millenium Yama            July 31, 1998          July 31, 1998              Bahamas                    3,500,000
Millenium Majestic        July 31, 1998          July 31, 1998              Bahamas                    3,000,000
Millenium Osprey          August 25, 1998        August 28, 1998            Cayman Islands             7,000,000
Millenium Condor          August 27, 1998        August 28, 1998            Cayman Islands             5,500,000
Millenium Leader          August 27, 1998        August 28, 1998            Cayman Islands             8,250,000
Millenium Eagle           August 28, 1998        August 30, 1998            Cayman Islands             6,750,000
Millenium Falcon          August 28, 1998        September 1, 1998          Cayman Islands             5,500,000
Millenium Hawk            September 16, 1998     September 19, 1998         Cayman Islands             7,000,000
Millenium Aleksander      September 16, 1998     September 19, 1998         Cayman Islands             8,687,500
Millenium Elmar           November 25, 1998      November 25, 1998          Cayman Islands             8,125,000
Millenium Raptor          March 12, 1999         April 17, 1999             Cayman Islands             3,075,000

         As the Company began operations only on July 24, 1998, the quarter in review, January 1, 1999 to March 31, 1999, does not have a relevant period for comparison purposes. Accordingly, this discussion does not present comparisons but only reviews trends.

         The following benchmarks are used by the Company to measure revenues:
(i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of hire-earning days.

RESULTS OF OPERATIONS FOR QUARTER ENDED MARCH  31, 1999 (UNAUDITED)

OVERVIEW

         The following table sets forth certain operating data for the Company.


Net Revenue                                                          $6,878,067
Vessel Operating Expenses                                             4,157,067
Management Fees                                                         672,542
General and Administrative                                              160,922
Earnings Before Interest, Tax, Depreciation and
     Amortization (EBITDA)                                            1,887,536
Average Utilization (%)                                                   95.29%

NET REVENUE

         Net revenue for the quarter ended March 31, 1999 was $6.9 million. During the quarter, 95% of the Company's revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The quarter consisted of 1,459 ship- operating days, which includes the 19 ship-operating days for the Millenium Raptor.

         During the quarter, all the vessels were on period charter except for a 48 day period when the Millenium Hawk earned revenue from a voyage charter. However, the average fleet hire rate during the quarter was impacted primarily due to the contracted winter months redeliveries of the vessels chartered by FedNav International Limited ("FedNav"), Millenium Condor, Millenium Osprey, Millenium Hawk, Millenium Eagle and the Millenium Falcon, and the conclusion of the charter of the Monica Marissa with Cementos Mexicanos ("Cemex"). Under the terms of the charter with FedNav, the charterer has the option to redeliver these vessels during the winter months when the conditions in the Great Lakes affect shipping. These vessels then reverted to FedNav at the contracted charter rates of $7,000 per day in April. Upon their redelivery to the Company, the Millenium Condor, Millenium Osprey, Millenium Hawk and the Millenium Falcon were employed by other reputable charterers, while the Millenium Eagle continued to be employed by FedNav. Upon the conclusion of the Cemex charter, the Monica Marissa was chartered to other reputable charterers for short period at market rates.

         Of the other vessels, the Clipper Atlantic, Clipper Pacific, Clipper Harmony, Clipper Golden Hind, Millenium Majestic and Millenium Yama continued to be employed by Clipper Group ("Clipper") for the duration of the quarter. The charter of the Millenium Amethyst with Clipper ended in mid-March and the vessel was subsequently hired in the market without loss of hire-earning days. The Millenium Leader and the Millenium Elmar continued to be employed by their charterers, Hai Sun Hup Shipping ("HSH") and Estonian Shipping Company Limited ("ESCO"), respectively, during the quarter. The Millenium Aleksander's charter with ESCO concluded at the end of the quarter. The Millenium Raptor was acquired on March 12 and it was en route to its charter with FedNav when the quarter ended.

         All of these changes in charters, which reflected market conditions during the period in review, consequently led to a decline in average gross daily rates by 16% from the period ending December 31, 1998.

         The fleet averaged an utilization rate of 95.29% during the 1,459 days of ship-operations in the quarter under review.

VESSEL OPERATING EXPENSES

         Vessel operating expenses, excluding management fees and depreciation and amortization, were $4.2 million for the quarter ended March 31, 1999. This quarter consisted of 1,459 ship- operating days and average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to approximately $2,850 per day. This is an improvement of approximately 7% in cost controls in the quarter ended March 31, 1999 as compared to the period ended December 31, 1998. During the quarter no vessels were dry- docked, however, an amount of $49,978 was spent on upgrading the Millenium Raptor.

MANAGEMENT FEES

         Management fees payable to MMI for contracted technical and commercial management services for the quarter ended March 31, 1999 were $672,542.

         Each of the Company's vessels receives management services from MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries) and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

         Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

         MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

DEPRECIATION AND AMORTIZATION

         Total depreciation for the quarter in review was $1,251,355. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

         For the quarter ended March 31, 1999, amortization of deferred vessel charges, including deferred dry-docking expenses, were $161,195. Deferred vessel costs are amortized over a period of 30 months from date of incurrence. Amortization of transaction costs and other acquisition costs relating to the issue of the Notes were $399,080. These costs are amortized over the life of the Units or 7 years from their issue in July 1998.

INTEREST EXPENSE

         For the quarter ended March 31, 1999, the accrued interest on the Company's long-term debt was $2,813,830. This accrual relates to the second interest payment due on July 15, 1999. During the period in review, the Company paid its first interest payment on the Company's long-term debt of $5,639,958 on January 15, 1999. During the quarter ended March 31, 1999, interest earned on cash balances was $341,056.

NET INCOME (LOSS)

         Net loss for the quarter ended March 31, 1999 was $2.4 million. This was primarily due to the decline in average gross hire rate of the fleet during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

         The Company is a holding company. As of March 31, 1999, it owned all of the issued and outstanding shares of 17 Vessel Owning Subsidiaries.

         As of March 31, 1999, the Company's cash position consisted of $1.6 million in unrestricted cash and cash equivalents and approximately $27.9 million in restricted cash which includes cash in Escrow. The Company also has a $7.0 million stand-by line of credit, and as of March 31, 1999 $6.75 million was available to the Company for working capital.

         Cash in Escrow consists of funds remaining from the issue of $100,000,000 aggregate principal amount of Units (the "Offering") on July 24, 1998. Of the $96.6 million in gross proceeds from the issuance of the Units, $95.4 million has been allocated to the Notes and $1.2 million has been allocated to additional paid-in capital to reflect the issuance of Warrants. Concurrently with the Offering, MMI contributed $24.0 million of equity comprising of $7.1 million in cash and $16.9 million in contributed vessel equity.

OPERATING ACTIVITIES

         Net cash flows used in operations for the quarter ended March 31, 1999 were $4.2 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also has established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

         Net cash used in investing activities were $3.7 million. Principal investing activities during the period ended March 31, 1999, were the acquisition of Millenium Raptor and the 10% deposit of $365,000 placed on the 18th vessel, the Millenium Amanda. Transactions for the purchase of vessels from the international shipping market are usually conducted in two stages: (i) a deposit of approximately 10% of the purchase price is paid upon the execution of the related purchase agreement, and (ii) the balance of the purchase price is paid upon the vessel's physical delivery, usually within 90 days from the date of the execution of the agreement.

FINANCING ACTIVITIES

         Net cash provided by financing activities were $3.8 million. This includes funds from Escrow to purchase the Millenium Raptor and placement of the 10% deposit on the Millenium Amanda. The drawdown of $250,000 from the Working Capital facility also contributed to cash.

         The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, it has adequate liquidity to make required payments of interest on the Company's debt and fund its working capital requirements.

WORKING CAPITAL

         Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company has a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements. As of March 31, 1999, an amount of $250,000 was oustanding under the facility. The facility, collateralized by the Company's vessels and subject to various covenants, bears interest at LIBOR+1.5% and is subject to a 0.375% commitment fee on the unused portion. This revolving facility matures on July 20, 1999 and management intends to renew the above facility.

FOREIGN EXCHANGE RATE FLUCTUATIONS

         All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the quarter ended March 31, 1999, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

         The Company does not believe that inflation has had a material impact on its operations during the period in review, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's operations since such costs are paid by the charterers as all of the Company's vessels are on period time charters.

YEAR 2000 CONSEQUENCES

         The Company is presently in the process of analyzing the consequences and costs of compliance with the year 2000 issue but does not, at this time, forsee any materially adverse financial consequence in respect of such compliance.

         As is the case with most companies using computers in their operations, the Company is faced with the task of addressing the year 2000 issue during 1999. The year 2000 issue is the result of prior computer programs being written using two digits, rather than four digits, to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failure or miscalculations.

         The Company is presently in the process of evaluating the consequences and the cost of upgrading its computer software to programs which will be year 2000 compliant. The historical cost to the Company of such upgrading has not been material and the Company estimates that any additional costs in this regard will also not be material.

         The Company has analyzed its operations and has identified four primary areas that may be affected by the year 2000 issue, including crew safety, vessel maneuverability, vessel communications and vessel navigation. While the Company believes that its programs in this area are, or will be by the end of the second quarter of 1999, year 2000 compliant, there can be no assurance that there will be no delay or unanticipated material costs in connection therewith. The Company, therefore, has auxiliary systems in place in all of these areas. These auxiliary systems include with respect to (a) crew safety, having fire detectors and other safety equipment on the vessels which are analogue technology and non-computer based, (b) vessel maneuverability, having emergency steering wheels that are not computer-cased, (c) vessel communications, having non-digital-based radio transmitters, having crew members trained to employ semi-fores, aldis lights and fog horns and (d) vessel navigation, having crew members trained to employ gyro-compasses, sextants and magnetic compasses.

         The Company has also contacted its material customers and agents to determine their readiness to address the year 2000 issue. Based on the information provided to the Company by these entities, the Company believes that the state of these entities' year 2000 readiness will not materially adversely affect the Company's operations. However, there can be no assurance that these customers and agents will successfully and timely achieve year 2000 compliance. In addition, the Company does not currently have any material suppliers or brokers whose year 2000 readiness could materially adversely affect the Company's operations.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

ITEM 2.  CHANGES IN SECURITIES

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

         a.       Exhibits
                  None

         b.       Reports on Form 6-K
                  None

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                           Name: Vassilios M. Livanos
                           Title:  Chief Executive Officer

Dated:    May 14, 1999